EASTERN WORLD SOLUTIONS INC.
Level 39, One Exchange Square
8 Connaught Place
Central, Hong Kong
011 852 3101 7428

May 12, 2010

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Eastern World Solutions Inc.
Form S-1 Registration Statement
Registration No. 333-164490

Dear Mr. Owings:

Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, Eastern World Solutions Inc. (the “Company”) requests acceleration of the effective date of its Form S-1 Registration Statement to Friday, May 14, 2010, at 4:00 pm, EDT, or as soon thereafter as practicable.

Please be advised that the Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

Further, no other documents, reports or memoranda have been prepared for external use by the Company.

The Company acknowledges that:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not disclose the Commission from taking any action with respect to the filing.

*
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

*
the Company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
RE:	Eastern World Solutions Inc.
Form S-1 Registration Statement
Registration No. 333-164490
May 12, 2010
Page 2

The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

Thank you for your cooperation.

EASTERN WORLD SOLUTIONS INC.

BY:	BRADLEY MILLER
Bradley Miller
President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and sole member of the Board of Directors cc: Conrad C. Lysiak